INVEST IN **COLTIE**

Connecting Academia



COLTIE
COLTIE

coltie.com Ames, IA

Mobile Apps Subscription

Highlights

1. Graduate Faculty Co-founders with prior startup experience
2. MVP app ready to launch
3. Over 150 students pre-registered for app launch
4. Award winners for two recent Ed-Tech pitch competitions

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Featured Investor

Saurabh Anand
Syndicate Lead

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Invested $10,000

"The key reasons I'm investing in Coltie are the following:

1. Apart from the fact that I have known Robbyn for a while now and I trust her, she is the right person to be doing this as she understands the stakeholders. She has a good team too.

2. There is a real problem in matching students with the right advisors and Coltie can fix it.

3. While most apps / products are targeted at general consumers, COLTIE is focusing mainly on academia and this segment has not been serviced very well in the past with effective products.

4. The market size is large and growing globally. "

Our Team



Robbyn Anand CEO

Professor at ISU DEI chair for the department



Anuj Sharma COO

Professor at Iowa State University Ex CEO of deep tech software firm



Tony Thrush CMO

Director Model Farm

Pitch

Note: forward-looking projections cannot be guaranteed.


SUCCESS
In academia, everyone's SUCCESS depends on the RIGHT MATCHES.
Students' academic success
Professors' research success
Universities' financial success


HIGHLIGHTS
• Projected 3X growth rate year-on-year

- Growth investment in the form of a SAFE note (20% discount/$5M cap)
- Faculty investing $500 + receive free lifetime student search on the COLTIE app

Forward-looking projections cannot be guaranteed.

FUNDING LEVELS

- Masters' Club $500.00+
- Doctors' Society $1,000.00+
  Professors investing $1000 or more will receive in-app credits on the Coltie app.
- Professors' Partnership $2,500.00+
  Investors at this level receive a Coltie t-shirt plus in-app credits on the Coltie app.
- President's Circle $5,000.00+
  Investors at this level receive a personalized Coltie swag bag plus in-app credits on the Coltie app.

Coltie's initial offering targets the graduate level, where we pair prospective students with graduate advisors.

LONG-TERM VISION FOR MARKET EXPANSION



Pre-Undergraduate/Undergraduate Market
22 Billion
Entry to Undergraduate Studies
Junior/ Senior Undergraduate Studies
Application
Training (Coursera)
REU
In-Person Counseling
Pre-Graduate Market
500 Million
500 Million Globally
100 Million US all fields
50 Million Global STEM
21 Million Graduate Admissions US STEM
Graduate Market
New Market
(3.1 Million Graduate Students)
After Admission
Arrival On Campus
Match for Travel
Host
Social Groups
Credit Card
Recommended Courses
Rides
Postgraduate / Industry Market
140 Billion
Graduate School
Near Graduation
Internship
Job Search
Conference
Connect to Industry


Study Groups

Future projects are not guaranteed


KEY DIFFERENTIATORS & COMPETITORS
Coltie Differentiators
•Student-faculty connection
•App-based
•Referral function
•User-contributed video content
•AI-driven matching
•Social platform
•Tailored to academia
•Mentorship
Competitors
GradSchoolMatch
Graduate programs only. No faculty.
ApplyChance
Only openings posted – not a complete database of faculty. High price point.
GradSchools.com
Only lower-tier institutions advertise here. Graduate programs only.
Value to student
Value to faculty
Value to university
Key features
Economical
Frequency of use
Life cycle
Convenience
• Coltie
• GradSchoolMatch
• ApplyChance
None of these are app-based, support student-faculty communication, or feature user-generated content


SCARCITY OF HIGHLY QUALIFIED CANDIDATES
"[This year,] there are 33 open, funded projects in CBE and only 15 students."
"Getting enough students is not the problem. It's getting enough good students."
"The students in the general pool are much weaker than those recruited directly to research groups."
"Responding to student e-mails increased our applicant pool by 40%!"


Vickie Mira
Massachusetts Institute of Technology
Rating:
Open Positions: 3
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Serena Hoffman
Undergraduate
Anderson University
Sheila Mann
Bioengineering
Iowa State University
COLTIE
Sheila Mann
Iowa State University
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Robbyn Anand, CEO
Chemist, Assoc. Prof.
7 years
Anuj Sharma, COO
Data Scientist, Prof.
14 years
Tony Thrush, Co-Founder
Marketing / Design
20 years